Mail Stop 7010

      March 3, 2006

via U.S. mail and facsimile to (716) 695-6015


Mr. Douglas P. Taylor
Chief Executive Officer
Taylor Devices, Inc.
90 Taylor Drive, P.O. Box 748
N. Tonawanda, NY  14120-0748


      RE:	Taylor Devices, Inc.
      Form 10-KSB for Fiscal Year Ended May 31, 2005
		Filed August 26, 2005
      File No. 000-03498

Dear Mr. Taylor:

		We have reviewed your response letter dated February 27, 2006 to our letter dated January 27, 2006 and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1. Description of Business, Principal Products

1. We have reviewed your response to our prior comment 1 and it is unclear to us how you will comply with the requirements in paragraph
37 of SFAS No. 131. Based on your response, it appears that you will disclose that all revenue is derived from similar products and services. However, we note your disclosure under Item 1. Description of Business discusses six major product lines. Please revise your proposed disclosure to disclose revenue by product line as required in paragraph 37 of SFAS No. 131 or provide us with an analysis if your disclosure will be less than the six product lines currently discussed in your Business section.

Capital Resources, Line of Credit and Long-Term Debt, Inventory and
Maintenance Inventory

2. We note your response to our prior comment 5. Due to the significance of your allowance for inventory obsolescence related to maintenance and other inventory, we remind you that if you sell this inventory in future periods, your MD&A disclosure should reflect the impact the subsequent sales had on your gross margins and earnings.

Note 11. Income Taxes

3. We note your response to prior comment 10 with regards to why you believe that it is more likely than not that your deferred tax asset would be recoverable at May 31, 2005. As previously requested, provide us with an analysis of all the positive and negative factors considered in making this assessment as outlined in paragraphs 20 through 25 of SFAS No. 109. We note your history of operating losses and a steady decline in net sales from 2002 to 2005, resulting in a decline of 30% in net sales over this period.

Tayco Developments, Inc. "Developments"

4. In future filings, please consider disclosing, in your consolidation policy, your analysis that Developments does not meet the consolidation requirements of FIN 46R and therefore is accounted for under the equity method of accounting.



*    *    *    *


		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.





      If you have any questions regarding these comments, please direct them to Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, to Melissa Rocha, Staff Accountant, at (202) 551-
3854,
or to the undersigned at (202) 551-3255.

							Sincerely,



							Nili Shah
							Accounting Branch Chief

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Mr. Douglas P. Taylor
Taylor Devices, Inc.
March 3, 2006
Page 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE